UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-34152

WESTPORT FUEL SYSTEMS INC.

(Translation of registrant's name into English)

1691 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6P2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ] Form 40-F [ ]

CONTENTS

On June 22, 2026, Westport Fuel Systems Inc. (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with a single institutional investor (the “Purchaser”). The Purchase Agreement provided for the sale and issuance by the Company of an aggregate of: (i) 1,600,000 shares (the “Shares”) of the Company’s common shares, no par value (the “Common Shares”), (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 3,254,369 Common Shares, and (iii) private placement warrants (the “Private Warrants”) to purchase up to 4,854,369 Common Shares. The combined offering price for each Share, together with an accompanying Private Warrant, is $2.06. The combined offering price of each Pre-Funded Warrant, together with an accompanying Private Warrant, is $2.05999. The exercise price of the Pre-Funded Warrants is $0.00001 per underlying Common Share. The exercise price of the Private Warrants is $2.06 per underlying Common Share.

The Shares and the Pre-Funded Warrants were offered pursuant to an effective shelf registration statement on Form F-3 (Registration No. 333-289669) (the “Registration Statement”) previously filed with the United States Securities and Exchange Commission (“SEC”) on August 15, 2025 and declared effective on August 22, 2025 and a related prospectus supplement filed with the SEC on June 23, 2026 (the “Registered Direct Offering”). The Private Warrants were sold in a concurrent private placement (the “Private Placement”), exempt from registration pursuant to Section 4(a)(2) and/or Regulation D promulgated thereunder.

The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until the Pre-Funded Warrants are exercised in full, subject to the Beneficial Ownership Limitation (as described below).

The Private Warrants are immediately exercisable and will expire two years following the date of issuance.

The Pre-Funded Warrants include cashless exercise rights at all times, and the Private Warrants include cashless exercise rights to the extent the Common Shares underlying the Private Warrants are not registered under the Securities Act.

Under the terms of the Pre-Funded Warrants and Private Warrants, a holder will not be entitled to exercise any portion of any such warrant, if, upon giving effect to such exercise, the aggregate number of Common Shares beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of Common Shares would or could be aggregated with the holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended) would exceed 9.99% (in the case of the Pre-Funded Warrants and the Private Warrants) of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such warrant, which percentage may be adjusted at the holder’s election upon 61 days’ notice to the Company subject to the terms of such warrants, provided that such percentage may in no event exceed 9.99% (the “Beneficial Ownership Limitation”).

Craig-Hallum Capital Group LLC acted as the placement agent for the Registered Direct Offering and the Private Placement.

The net proceeds to the Company from the Registered Direct Offering and the Private Placement are expected to be approximately $8.9 million, after deducting the Placement Agent’s fees and other offering expenses payable by the Company. The Company currently intends to use the net proceeds for working capital and other general corporate purposes.

The foregoing descriptions of the Purchase Agreement, the Pre-Funded Warrants and the Private Warrants are not complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement, the form of Pre-Funded Warrant and the form of Private Warrant, copies of which are attached hereto as Exhibit 10.1, Exhibit 4.1 and Exhibit 4.2, respectively, to this Report on Form 6-K and are incorporated herein by reference.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares or Pre-Funded Warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Common Shares or Pre-Funded Warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No.333-289669) and the Registration Statements on Form S-8 (Registration Nos. 333-248912, 333-211726 and 333-168847).

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Forward-looking statements can be identified by words such as “projects,” “may,” “will,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “potential,” “promise” or similar references to future periods. Examples of forward-looking statements in this current report include, without limitation, statements regarding the consummation of the offering, the terms of the offering, the satisfaction of customary closing conditions with respect to the offering and the anticipated amount of net proceeds from the offering. Forward-looking statements are statements that are not historical facts, nor assurances of future performance. Instead, they are based on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans, strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent risks and uncertainties, and actual results may differ materially from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include, without limitation, the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the Commission on April 23, 2026, and the Company’s other filings with the Commission. Any forward-looking statement made by the Company in this report is based only on information currently available and speaks only as of the date on which it is made. Except as required by applicable law, the Company expressly disclaims any obligation to publicly update any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Private Warrant
5.1	Opinion of Bennett Jones LLP
5.2	Opinion of Latham & Watkins LLP
10.1	Form of Securities Purchase Agreement, dated as of June 22, 2026, by and between Westport Fuel Systems Inc. and the purchaser party thereto
23.1	Consent of Bennett Jones LLP (included in Exhibit 5.1)
23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.2)
99.1	Press Release of Westport Fuel Systems Inc. dated June 22, 2026
99.2	Press Release of Westport Fuel Systems Inc. dated June 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Westport Fuel Systems Inc.
(Registrant)

Date: June 23, 2026	/s/ Elizabeth Owens
Elizabeth Owens
Chief Financial Officer